Exhibit 99.1

Qilian International Holding Group Limited Announces Full Exercise of Underwriters’ Over-Allotment Option

Jiuquan, China, January 19, 2021 – Qilian International Holding Group Limited (the “Company”) (Nasdaq: QLI), a China-based pharmaceutical and chemical products manufacturer, today announced the underwriters of its initial public offering ("Offering") have exercised in full their option to purchase an additional 750,000 ordinary shares at a public offering price of $5.00 per share to cover overallotments. Gross proceeds of the Company's initial public offering, including the exercise of the overallotment, totaled $28.75 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on the Nasdaq Global Market on January 12, 2021 under the ticker symbol “QLI”.

Proceeds from the Offering will be used for fixed asset investment in Oxytetracycline API production facilities, construction of an organic-waste treatment facility, fixed asset investment in Heparin Sodium Preparation facilities, and marketing expenses for Gan Di Xin ®.

The Offering was conducted on a firm commitment basis. Univest Securities, LLC acted as the representative of the underwriters and lead book-running manager for the Offering. Loop Capital Markets and Alexander Capital L.P. acted as co-managers for the Offering. Hunter Taubman Fischer & Li LLC acted as counsel to the Company, and Ortoli Rosenstadt LLP acted as counsel to Univest Securities, LLC in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the Securities and Exchange Commission (“SEC”) (File Number: 333-234460) and was declared effective by the SEC on December 30, 2020.This Offering was made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering may be obtained from Univest Securities, LLC, by email at IBAssistDesk@univest.us or standard mail to Univest Securities, LLC, Attn: 375 Park Avenue, 15th Floor, New York, NY 10152. In addition, a copy of the prospectus relating to the Offering may be obtained via the SEC's website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall such securities be offered or sold in the United States absent registration or an applicable exemption from registration, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Qilian International Holding Group Limited

Qilian International Holding Group Limited, headquartered in Gansu, China, is a pharmaceutical and chemical products manufacturer in China. It focuses on the development, manufacture, marketing and sale of licorice products, oxytetracycline products, traditional Chinese medicine derivatives product, heparin product, sausage casings, and fertilizers. The Company’s products are sold in more than 20 provinces in China. For more information, visit the company’s website at http://ir.qlsyy.net/.

About Univest Securities, LLC

Registered with FINRA since 1994, Univest Securities, LLC provides a wide variety of financial services to its institutional and retail clients globally including brokerage and execution services, sales and trading, market making, investment banking and advisory, wealth management. It strives to provide clients with value-add service and focuses on building long-term relationship with its clients. For more information, please visit: www.univest.us.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Ascent Investors Relations LLC

Tina Xiao

President

Phone: 917-609-0333

Email: tina.xiao@ascent-ir.com